UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 28, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 25, 2021 announcing a strategic cooperation on power electronics between Renault Group and STMicroelectronics.

PRESS RELEASE 25 June 2021

Renault Group and STMicroelectronics enter strategic cooperation on power electronics

•	Renault Group selects STMicroelectronics as key innovation partner, securing the supply of electric and hybrid vehicle advanced power semiconductors to be produced from 2026.
•	STMicroelectronics will develop custom-made products and solutions to further improve the efficiency of Renault Group’s electric and hybrid vehicles.
•	This strategic cooperation is a further step forward in the gradual decarbonisation of the mobility industry through greater energy efficiency and improved energy performance for electric and hybrid vehicles.

Boulogne-Billancourt (France) and Geneva (Switzerland), 25 June 2021. Renault Group and STMicroelectronics today announced a strategic cooperation on the design, development, manufacturing, and supply to Renault Group of STMicroelectronics’ products and related packaging solutions for the power electronics systems of battery-operated and hybrid vehicles. These technologies will have significant impacts on electric vehicles’ driving range and charging by reducing power losses and improving efficiency, which will result in lower battery costs, more kilometres per charge, shorter charging time and reduced user-cost.

Renault Group and STMicroelectronics will work together with the objective of improving the power performance of Renault’s Group’s applications for electric and hybrid vehicles, based on STMicroelectronics’ wide bandgap semiconductor technologies and products. The companies will collaborate on the development of efficient, rightsized, and modular components based on the understanding of Renault Group’s technology needs for Silicon Carbide (SiC) devices, Gallium Nitride (GaN) transistors, along with related packages and modules. As Renault’s key innovation partner, STMicroelectronics will benefit from significant volumes guaranteed for the annual usage of these power modules and transistors from 2026-2030.

“We are delighted to work with market leader STMicroelectronics to integrate their advanced power electronics and to co-develop technologies to further improve the energy capacity of our electric and hybrid vehicle batteries and their performance on the road and when charging. This partnership secures future supplies of key components which will significantly contribute to reducing wasted energy by 45% and decreasing the cost of the e-powertrain by 30%, helping us fulfil our ambition of making electric vehicles affordable, profitable and popular,” said Luca de Meo, Chief Executive Officer, Renault Group.

“ST is at the forefront of the development of advanced power semiconductors enabling the mobility industry to move to electrified platforms. With higher-efficiency products and solutions based on advanced materials such as Silicon Carbide and Gallium Nitride, we will support Renault Group’s strategy for its next generation of electric and hybrid platforms,” said Jean-Marc Chery, President and Chief Executive Officer, STMicroelectronics. “ST and Renault Group share a common vision for more sustainable mobility. This partnership will be another step forward in the progressive decarbonization process initiated by the mobility industry and its supply chain.”

Sustainability and sustainable technology are at the heart of both Renault Group’s and STMicroelectronics’ vision and solutions. For ST, this strategic cooperation is further evidence of how its technologies and products enable more sustainable mobility as well as advanced power and energy management across all type of systems and devices. The transition to more energy-efficient technologies and improved power performance for the operation of full electric and hybrid vehicles will enable Renault Group to continue making concrete improvements to carbon emissions reduction, in line with its objective of achieving carbon neutrality in Europe by 2040 and worldwide by 2050.

A presentation of the Renault tech ecosystem, including this strategic cooperation with STMicroelectronics, will be shared in the Renault eWays online conference which will take place on Wednesday 30th June 2021 at 11:00 am (CET). During the event Luca de Meo and his team will showcase the strategy to position Renault Group at the forefront of electrification making affordable and profitable EVs. Click here to join the event and the Q&A with analysts.

About Renault Group

Renault Group is at the forefront of a mobility that is reinventing itself. Strengthened by its alliance with Nissan and Mitsubishi Motors, and its unique expertise in electrification, Renault Group comprises 5 complementary brands - Renault, Dacia, LADA, Alpine and Mobilize - offering sustainable and innovative mobility solutions to its customers. Established in more than 130 countries, the Group has sold 2.9 million vehicles in 2020. It employs more than 170,000 people who embody its Purpose every day, so that mobility brings people closer. Ready to pursue challenges both on the road and in competition, Renault Group is committed to an ambitious transformation that will generate value. This is centred on the development of new technologies and services, and a new range of even more competitive, balanced, and electrified vehicles. In line with environmental challenges, the Group’s ambition is to achieve carbon neutrality in Europe by 2050. https://www.renaultgroup.com/en/

About STMicroelectronics
At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

CONTACTS

Renault Group

Ronan Mulvaney

Corporate Communications Manager - Innovation

Tel. +33 618 25 24 87

ronan.mulvaney@renault.com

STMicroelectronics

Media Relations

Alexis Breton

Corporate External Communications

Tel. + 33 659 16 79 08

alexis.breton@st.com

Investor Relations

Céline Berthier

Group VP, Investor Relations

Tel. +41 22 929 58 12

celine.berthier@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	June 28, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services